February 10, 2010	Melissa L. Mong 303-894-6131 mmong@pattonboggs.com
VIA EDGAR AND OVERNIGHT MAIL
Ms. Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628

Re:	Double Eagle Petroleum Co. Amendment No. 1 to Registration Statement on Form S-3 Filed January 19, 2010 File Number 333-163292
Dear Ms. Parker:
     On behalf of Double Eagle Petroleum Co. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated January 27, 2010 concerning Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement” or the “Form S-3”) that was filed with the Commission on January 19, 2010 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses, except for the information in response to Comments 3 and 4, was provided to us by the Company.
General
1.	We note that your filing status changed from accelerated filer to non-accelerated filer in this amendment. Please confirm to us that you meet the requirements of a non-accelerated filer, as defined by Section 12b-2 of the Exchange Act.

Response: The Company confirms that it meets the requirements of a non-accelerated filer, as defined by Section 12b-2 of the Exchange Act. As of June 30, 2009, the Company’s closing stock price was $4.98 and it had 9,233,756 shares of common stock outstanding, of which 8,998,689 shares were held by non-affiliates of the Company. As a result, the aggregate world-wide market value of the voting and non-voting common equity held by non-affiliates of the Company was less than $50 million.

Ms. Anne Nguyen Parker
February 10, 2010

Exhibit 5.1
2.	Notwithstanding our prior comment four, inconsistencies remain in the legality opinion. The securities described in the first paragraph of the legality opinion do not correspond with the securities being registered under the registration statement. Specifically:
•	“(v) warrants to purchase any of the securities described in clauses (i) to (iv) (collectively, the “Warrants”)”. The Description of Warrants in the registration statement does not include preferred stock (referenced in clause (iv).
Please submit a revised legality opinion that accurately references the securities being offered under this registration statement.

Response: The Company intends to include the potential issuance of warrants for preferred stock in its reference to “other securities” throughout the Description of Warrants in the registration statement. The Company has revised the Description of Warrants on page 18 of the registration statement to clarify that it may issue warrants to purchase preferred stock.

3.	In the paragraph immediately following numbered paragraph 7, we note counsel’s assumption that “(iv) the company is and will remain duly organized, validly existing, and in good standing under applicable state law”. It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise the opinion accordingly.

Response: Please see a revised legal opinion attached as Exhibit 5.1 to Amendment No. 2 reflecting your comment.

4.	In the final paragraph, counsel states that it expresses no opinion except as to “the General Corporation Law of the State of Maryland, the applicable contract laws of the State of New York and the federal laws of the United States of America.” The legality opinion should make clear that it also encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations. Please revise the opinion accordingly.

Response: Please see a revised legal opinion attached as Exhibit 5.1 to Amendment No. 2 reflecting your comment.
     If you have any further questions, do not hesitate to contact me at (303) 894-6131 or Alan Talesnick at (303) 894-6374. Thank you for your attention to this filing. We look forward to hearing from you shortly.

Ms. Anne Nguyen Parker
February 10, 2010

Very truly yours, PATTON BOGGS LLP
By:	/s/ Melissa Mong
Melissa Mong

cc:	Double Eagle Petroleum Co. c/o Richard Dole, CEO and President